SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 253rd

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the undersigned members of the Board of Directors (BoD) met on November 25, 2024, at 8:00 a.m., via video conference, to discuss the matters on the agenda of this meeting. Mr. Marcel Martins Malczewski, Chair of the Board, welcomed everyone and invited me, Victória Baraldi Mendes Batista, to act as secretary, and then recorded the attendance of Mr. Daniel Pimentel Slaviero, CEO of the Company, and the sitting members of the Fiscal Council in item 1 on the agenda.

The Board of Directors resolved on the following matters:

1. Resolution on the distribution of dividends - Interest on Equity (IoE) - Mr. Felipe Gutterres Ramella, Vice-President of Finance and Investor Relations, accompanied by his team, presented a proposal for the distribution of dividends, for the purposes of item 7.1 of the Dividend Policy - NPC 0107, in the form of Interest on Equity (IoE) at the gross amount of R$600,000,000.00 (six hundred million reais), of which interim dividends, based on the results for the first half of 2024, of R$485,111,571.96 (four hundred and eighty-five million, one hundred and eleven thousand, five hundred and seventy-one reais and ninety-six centavos) - R$0.15395195 per common share (ON); R$0.16934727 per class “A” preferred share (PNA); R$0.16934727 per class “B” preferred share (PNB); and intermediary dividends, based on the balance of the Profit Reserve account, of R$114,888,428.04 (one hundred and fourteen million, eight hundred and eighty-eight thousand, four hundred and twenty-eight reais and four centavos) - R$0.03646027 per common share (ON); R$0.04010632 per class “A” preferred share (PNA); R$0.04010632 per class “B” preferred share (PNB), both to be credited to shareholders of record on 12.11.2024, with payment on 12.23.2024. He emphasized that the Company’s shares will be traded ex-IoE starting on 12.12.2024, including such date. Then, the Fiscal Council members were heard. After analyzing the matter, they found no impediment to the approval. After analyzing the documentation made available, which remains under the custody of the Governance Bodies Secretariat, and after the necessary clarification was made, considering the favorable recommendation of the Executive Board issued at its 2627th Meeting on 11.22.2024, and having consulted the Fiscal Council, as mentioned above, the Board of Directors, under item XXII of article 30 and paragraph 1 of article 87 of the Company’s Bylaws, unanimously approved the Management proposal for the distribution of interim dividends for the 2024 fiscal year in the form of Interest on Equity (IoE).

2. Resolution on the Share Buyback Program - Mr. Felipe Gutterres Ramella, Vice-President of Finance and Investor Relations, presented a proposal for the implementation of the Share Buyback Program, highlighting the main rules, procedures, and definitions on the matter. After analyzing the documentation made available, which remains under the custody of the Governance Bodies Secretariat, and after the necessary clarification was made, considering the favorable recommendation of the Executive Board issued at its 2627th Meeting on 11.22.2024, and that the Company’s financial standing is compatible with the potential execution of the Share Buyback Program under the proposed conditions, without compromising obligations to creditors

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

or the payment of mandatory minimum dividends, the Board of Directors unanimously: a) approved the buyback program of shares issued by the Company, through the acquisition of up to 129,974,359 (one hundred and twenty-nine million, nine hundred and seventy-four thousand, three hundred and fifty-nine) common shares and 167,933,529 (one hundred and sixty-seven million, nine hundred and thirty-three thousand, five hundred and twenty-nine) “class B” preferred shares, which represent 10% (ten percent) of the total number of shares outstanding, under the terms and conditions of the regulation in force and detailed in Exhibit I hereto; b) established that the maximum term for the settlement of the transactions authorized under the program will be 18 (eighteen) months, starting today, and that the acquisitions will be made on B3 S.A. - Brasil, Bolsa, Balcão, at market prices, with Itaú Corretora de Valores S.A. (CNPJ no 61.194.353/0001-64) acting as the intermediary; and c) authorized the Executive Board of Companhia Paranaense de Energia - Copel to perform all the acts necessary to the implementation of the program, including, respecting all the limits provided for in the applicable regulation, define the time and number of shares to be acquired in a single transaction or in a series of transactions, as well as the acquisition price. ------------------------------------------------------------------

3. Resolution on the signing of the Share Purchase and Sale Agreement with Electra Hydra Participações Societárias Ltda. - Projeto Optimus - Mr. Diogo Mac Cord de Faria, Vice-President of Strategy, New Businesses, and Digital Transformation, accompanied by Mr. Milton Francisco dos Santos Junior, Superintendent of Generation, Transmission, Distribution and Mergers, Acquisitions, and Divestments, presented information related to the signing of the Share Purchase and Sale Agreement (CCVA) with Electra Hydra Participações Societárias Ltda., a subsidiary of Intrepid Investimentos e Participações S.A., which was selected after the last round of submission of binding offerings (Rebid) completed on 11.13.2024, under the Optimus Project, a bidding process for a potential divestment of assets of Copel Geração e Transmissão S.A. - Copel GeT lower than 50MW, comprising SHP Apucaraninha, SHP Cavernoso, SHP Cavernoso II, SHP Chaminé, HGP Chopim I, HPP Guaricana, HGP Marumbi, HGP Melissa, HGP Pitangui, HGP Salto do Vau, SHP São Jorge, WPP Palmas, and TPP Figueira. Then, the members of the Investments and Innovation Committee were heard, stated that they analyzed the matter at their 64th Meeting of 11.25.2024, and recommended their approval to this Board. After analyzing the matter and the documentation presented, which remains under the custody of the Governance Bodies Secretariat, based on the exposed, observing the favorable opinion of the Executive Board at its 2627th Meeting of 11.22.2024, as well as the IIC, as stated above, and considering i) that the aforementioned transaction is in line with the Company’s strategic guidelines; ii) the capture of efficiency gains with cost reduction and gains in scale; iii) that the financial proposal presented the the most advantage, given that the buyer approved its financial capacity; iv) that the opinions of the competent departments did not see any impediment to the transaction; and v) that the terms of the Share Purchase and Sale Agreement (CCVA) were properly discussed and meet the interests of the seller, the Board of Directors of Copel (Holding Company) unanimously recommended the approval of the signing of the Share Purchase and Sale Agreement (CCVA) with Electra Hydra Participações Societárias Ltda., a subsidiary of Intrepid Investimentos e Participações S.A., for all of the assets, including Blocks 1, 2, and 3, by the competent statutory boards. ------------------

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCELO SOUZA MONTEIRO; MARCO ANTÔNIO BARBOSA CÂNDIDO; PEDRO FRANCO SALES; VIVIANE ISABELA DE OLIVEIRA MARTINS; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

VICTÓRIA BARALDI MENDES BATISTA

Secretary of Copel’s Governance Department

EXHIBIT I

Exhibit G of CVM Resolution 80/22 (Trading of Company Shares)

Companhia Paranaense de Energia (“Company”), under CVM Resolution 80, of March 29, 2022, presents below the information provided in Exhibit G regarding the trading of shares issued by the Company.

1. Justify in detail the purpose and expected economic effects of the operation:

The purpose of the Share Buyback Program (“Program”) is the acquisition of shares issued by the Company to be held in treasury, disposed of, or canceled, without reducing the share capital, to increase the Company’s value for shareholders by efficiently investing the resources available in cash, optimizing the allocation of its capital.

The Company may use the shares acquired under the Program to meet, at management discretion, the obligations arising from the Plan for the granting of restricted shares and performance-based restricted shares (Performance Shares), approved at the 210th Extraordinary Shareholders’ Meeting of April 22, 2024, and other Share-Based Long-Term Incentive Plans and Programs aimed at the directors and employees of the Company and its subsidiaries, which may be approved in the future.

The acquisitions under the Program will be held on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), at market price, with the Company’s management being responsible for the adoption of the measures and practices of the acts necessary to hold the Program, and also may, respecting the deadlines defined in applicable regulation, determine the time and the number of shares to be acquired in a single transaction or a series of transactions, as well as the acquisition price.

2. State the number of (i) outstanding shares and (ii) treasury shares:

According to the definition provided for by item I of the sole paragraph of article 1 of CVM Resolution 77, of March 29, 2022 (“CVM Resolution 77”), the number of Company shares outstanding in the market is currently (i) 1,299,743,590 (one billion, two hundred and ninety-nine million, seven hundred and forty-three thousand, five hundred and ninety) registered, book-entry common shares with no par value and 1,679,335,290 (one billion, six hundred and seventy-nine million, three hundred and thirty-five thousand, two hundred and ninety) class B registered, book-entry preferred shares with no par value; and (ii) there are no treasury shares.

3. State the number of shares that may be acquired or disposed of:

The Company may acquire, under the Program, up to 129,974,359 (one hundred and twenty-nine million, nine hundred and seventy-four thousand, three hundred and fifty-nine) common shares and 167,933,529 (one hundred and sixty-seven million, nine hundred and thirty-three thousand, five hundred and twenty-nine) “class B” preferred shares, which represent 10% (ten percent) of the total number of shares outstanding.

4. Describe the main characteristics of the derivative instruments that the Company may utilize, if applicable:

The Company will not use derivative instruments.

5. Describe, if applicable, any existing agreements or voting instructions between the Company and the other party of the transactions:

There are no agreements or voting instructions between the Company and the other parties. The transactions will be carried out on B3.

6. In case of transactions carried out outside organized securities markets, state:

a. the maximum (minimum) price at which the shares will be acquired (disposed of); and

b. if applicable, the reasons that justify the execution of the transaction at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of disposal, than the average price, weighted by volume, in the 10 (ten) previous trading sessions:

The transactions will be carried out on B3 at market price.

7. State, if applicable, the impacts created by the trades on the Company’s shareholding control or management structure:

The Company does not have a controlling shareholder. However, the Company believes that the acquisitions under the Program will not significantly change the composition of its shareholding control or management structure.

8. Identify the other parties, if applicable, and, in the case of a party related to the Company, as defined by the accounting rules governing this matter, provide the information required by article 9 of CVM Resolution 81, of March 29, 2022:

The transactions will be carried out on B3 and, therefore, the Company is not aware of who the counterparties will be, respecting the regulatory restrictions on the matter.

9. Indicate the allocation of proceeds, if applicable:

By acquiring shares under the Program, the Company will not earn financial resources.

The decision to cancel or dispose of shares held in treasury may be taken in due time and the allocation of the resources will be analyzed and informed to the market, as applicable, under applicable regulation.

10. Indicate the maximum term to settle the authorized transactions:

The maximum term to settle the transactions is up to 18 (eighteen) months, under applicable regulation, starting on the approval of the Program by the Company’s Board of Directors.

The Company’s management and Executive Board will define in due time the date(s) and number(s) of shares to be actually acquired, observing the limits and deadlines established by the Program.

11. State the financial institutions to act as intermediaries, if applicable:

The transactions may be carried out with the intermediation of the following financial institution:

(i) Itaú Corretora de Valores S/A, Corporate Taxpayer’s ID (CNPJ) 61.194.353/0001-64

12. Specify the available funds to be used, under paragraph 1 of article 8 of CVM Resolution 77, of March 29, 2022:

The transactions carried out under the Program will be supported by the use of resources available, consistent in the reserve according to paragraph 1 of article 8 of CVM Resolution 77, including (a) the profit and capital reserves, except for the legal reserve, the unrealized profit reserve, the special undistributed dividend reserve, and the tax incentive reserve; and (b) the result realized in the current fiscal year, excluding the amounts to be allocated to form the legal reserve, the unrealized profit reserve, the special undistributed dividend reserve, and the tax incentive reserve, and the payment of the mandatory dividend.

The verification of backing for transactions under the Program will be conducted based on the Company’s most recent financial statements—annual, interim, or quarterly—disclosed before the effective transfer of ownership of the Company's shares to the Company, in compliance with the provisions of CVM Resolution 77.

13. Specify why the Board of Directors members believe that the share buyback program will not jeopardize compliance with the obligations assumed with creditors or the payment of fixed or minimum mandatory dividends:

The Board of Directors members believe that the Company’s current financial situation is compatible with the execution of the Program, under approved conditions, and that the share buyback will not impact compliance with the obligations assumed with creditors or the payment of mandatory minimum dividends. During the entire validity of the Program, the Executive Board will monitor the compatibility of share buybacks considering the Company’s financial standing.

For the Company, this conclusion is based on the assessment of the potential financial amount to be employed in the Program when compared with (i) the level of obligations assumed with creditors, with the Company having the capacity to pay the financial commitments assumed; (ii) the existence of resources available as backing, as indicated in item 12 above; (iii) the unrestricted amount available in the Company’s cash, cash equivalents, and financial investments; and (iv) the Company’s expectation to generate cash throughout the execution of the Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 29, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.